Mail Stop 7010
      December 6, 2005


By U.S. Mail and Facsimile

Mr. Elie Housman
Chairman of the Board and Chief Executive Officer
InkSure Technologies Inc.
1770 N.W. 64th Street, Suite 350
Fort Lauderdale, Florida 33309

Re:	InkSure Technologies Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
File No. 0-24431

Dear Mr. Housman:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3768.


	Sincerely,



	John Cash
	Accounting Branch Chief







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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE